UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-252520) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Director and Appointment of Director

On January 15, 2024, Tamba P. Hutapea, an independent director of the Company, resigned from the board of directors of the Company (“Board”), the chairman and a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Company, effective from January 15, 2024. Mr. Hutapea’s resignation was not due to any disputes or disagreements with the Company or its Board.

On January 16, 2024, the Board appointed Ahmad Fathurachman as an independent director of the Company, the chairman and a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Company, effective from January 16, 2024. Mr. Fathurachman will serve as an independent director of the Company for a term expiring at the Company’s next annual meeting or until his successor is duly elected.

Mr. Fathurachman is an oil and gas professional with a multifaceted skillset in electrical & instrumentation (“E&I”) engineering. Since August 2022, Mr. Fathurachman has served as a consultant in Indonesia to Weatherford International (“Weatherford”), a global oil field services company. Prior to this role, he held several positions at Weatherford, first as a project manager for production business unit between March 2018 and June 2020, and later as a senior project manager for project development & product sales between June 2020 and August 2022. Between October 2022 and June 2023, he served as a Business Development Specialist at Deleum Oilfield Services, an oilfield services company engaged in oil & gas chemical business in Southeast Asia. Between October 2016 and February 2018, he served as an E&I system engineer at PT. Wifgasindo Dinamika Instrument Engineering, an Indonesia engineering, procurement, construction, and installation company, and between January 2016 and September 2016, he worked as an E&I system engineer at PT. Mangunkerta Nusantara, an E&I system integrator company in Indonesia. From January 2014 to December 2015, he served as an E&I services engineer at Matrik Engineering (j.v PT. Kota Minyak Internusa), an E&I manufacturing company in Indonesia. Mr. Fathurachman received his bachelor’s degree in electrical engineering from Universitas Jenderal Achmad Yani in Indonesia in 2013.

There are no (i) family relationships between Mr. Fathurachman and any other directors or executive officers of the Company, or (ii) related party transactions with Mr. Fathurachman requiring disclosure pursuant to Item 404 of Regulation S-K.

Following the resignation of Mr. Hutapea and appointment of Mr. Fathurachman, the number of directors serving on the Board will remain fixed at seven.

Amendments to Executive Employment Agreements

On January 16, 2024, the Company entered into a First Amendment to Employment Agreement (the “Said First Amendment”) with Mirza F. Said, the Company’s Chief Business Development Officer (who is also a member of the Board). The effective date of the Said First Amendment was January 16, 2024. The Said First Amendment amended and restated that certain Employment Agreement between the Company and Mr. Said, effective February 1, 2019.

Pursuant to the Said First Amendment: (i) Mr. Said shall serve as the Company’s Chief Operating Officer (“COO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Mr. Said remains at US$204,000; and (iii) Mr. Said shall perform the duties and responsibilities (a) typically associated with the office of COO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Said First Amendment. As a result of the Said First Amendment, Mr. Said, is the COO, and is no longer the Chief Business Development Officer of the Company, and no other individual was appointed to this position.

On January 16, 2024, the Company entered into a First Amendment to Employment Agreement (the “Wu First Amendment”) with Chia Hsin “Charlie” Wu, the Company’s COO. The effective date of the Wu First Amendment was January 16, 2024. The Wu First Amendment amended and restated that certain Employment Agreement between the Company and Dr. Wu, effective February 1, 2019.

Pursuant to the Wu First Amendment: (i) Dr. Wu shall serve as the Company’s Chief Technology Officer (“CTO”), effective from January 16, 2024; (ii) the pre-tax annual base salary for Dr. Wu remains at US$204,000; (iii) Dr. Wu shall perform the duties and responsibilities (a) typically associated with the office of CTO of a similarly sized U.S. listed public company in the oil and gas exploration and production sector and (b) outlined in the Wu First Amendment. As a result of the Wu First Amendment, Dr. Wu is the CTO, and is no longer the COO of the Company.

Except for the foregoing, no further changes were made to either the Said First Amendment or the Wu First Amendment.

The foregoing description of the Said First Amendment and the Wu First Amendment is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: January 18, 2024	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Mirza F. Said.
10.2	First Amendment to Employment Agreement, dated January 16, 2024, between the Company and Chia Hsin “Charlie” Wu.